October 30, 2017

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	InfoSonics Corporation
Registration Statement on Form S-4
Filed September 19, 2017
File No. 333-220525

Dear Ms. Ravitz:

On behalf of InfoSonics Corporation (the “Company”), we hereby submit this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated October 12, 2017 relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For convenience, the Staff’s comments are set forth herein, followed by our response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

Cover Page

1.	We note your disclosure that the 62.5 million shares issuable to Cooltech’s shareholders will represent approximately 75% of the shares of InfoSonics common stock after the merger. In an appropriate location, please clarify how you have calculated this percentage, indicating whether this includes the shares issuable in the contemplated public and private offerings and the shares issuable upon exercise of the warrants issued in those offerings. Also address how the reverse stock split will affect that percentage, if at all. Please balance this disclosure with the percentage of the post-merger company that the existing shareholders of InfoSonic’s will own, using the same basis for calculation for the comparison.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment concerning the amount of shares Cooltech’s shareholders will hold after the merger by including the assumption that Cooltech shareholders have purchased all shares and warrants issued by InfoSonics in the Public Offering and will purchase all shares and warrants issued by InfoSonics in the Private Placement (as defined and discussed in the Amendment). In addition, the share amounts in the Amendment have been revised for the reverse 1 for 5 stock split

Ms. Amanda Ravitz

October 30, 2017

effected by the Company on October 10, 2017. The Company has also included the percent of the post-merger company that is to be owned by existing InfoSonics stockholders.

Conditions to the Merger, page 11

2.	You disclose on page 13 that InfoSonics is not obligated to effect the merger unless Cooltech’s acquisition of OneClick is complete. Please tell us why you did not provide the financial statements for OneClick in your filing. If you do not believe the acquisition of OneClick is probable or significant to this filing please explain.

Response: In response to the Staff’s comment the Company and Cooltech have concluded that the financial statements of OneClick are required to be filed with the Registration Statement because the acquisition has occurred and exceeds 50% of the significance tests set forth in Regulation S-X. The OneClick acquisition consists of multiple smaller roll-up transactions. Cooltech intends to promptly seek a waiver of certain of the OneClick audited financial statements by a separate waiver request letter to the SEC’s Division of Corporation Finance Office of Chief Accountant.

Background of the Merger, page 35

3.	Please revise to describe the negotiations between the parties regarding how the acquisition of OneClick became a condition to the completion of this merger. Include any discussions as to how that pending acquisition impacted the consideration to be paid. Also revise to describe how the parties considered that pending acquisition in determining to recommend approval of this merger.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the background of the merger starting on page 35 of the Amendment.

InfoSonics Reasons for the Merger…, page 42

4.	Please clarify how the first bullet point supports the board’s decision, given the projected financial information included on page 46.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the Amendment.

Projected Financial Information, page 45

5.	We note the disclosure regarding “estimates” and “assumptions” underlying the projections you disclose. Please revise to disclose the material assumptions underlying these projections.

Response: In response to the Staff’s comment, the Company has revised the disclosure starting on page 45 of the Amendment.

Ms. Amanda Ravitz

October 30, 2017

Opinions of Stout Risius Ross, LLC, page 47

6.	Please clarify the meaning of the last bullet on page 48. It is unclear to what “other facts and data” you are referring and how those items impacted Stout’s conclusions.

Response: In response to the Staff’s comment, there were approximately 300 documents provided to Stout during the course of Stout’s due diligence review relating to the formulation and delivery of Stout’s written opinion. In the interest of not detailing every document that was reviewed by Stout or procedure that was performed by Stout in its analysis, the bullet points set forth on page 48 of the Registration Statement itemize the individual documents and other items that were deemed material by Stout in connection with its analysis. The statement “other facts and data” refers to the other documents that were provided to and reviewed by Stout, as well as other procedures performed by Stout, that were not deemed material to Stout’s valuation analysis or content of its opinion and, thus, were not listed among the specific bullets on page 48 or otherwise described in the Registration Statement.

7.	Refer to the penultimate paragraph on page 49. Please revise to clarify why the acquisition of OneClick was excluded. Given the disclosure that completion of the OneClick acquisition is a condition to completing this merger, it is unclear why the financial advisor did not review materials related to that transaction and why it would assume there would be no material effect. Also discuss any material risks resulting from limiting the scope of the opinion.

Response: In response to the Staff’s comment, the OneClick acquisition was not excluded from Stout’s analysis; rather, the referenced paragraph describes that certain information that Stout would generally gather regarding OneClick from its consolidated financial information was not available at the time of Stout’s analysis and, therefore, Stout based its opinion on other materials available to it.

Specifically, Stout’s analysis of Cooltech’s projected financial information included OneClick’s projected financial results as provided to Stout by Cooltech management. As a result, Stout’s valuation of Cooltech included the valuation of OneClick as part of the combined entity, although such analysis was not based on the historical financial data of OneClick. The second sentence of the referenced paragraph on page 49 states that Stout assumed such financial statements and other financial data, which was not available, “…would have no material effect on the other materials related to Cooltech Stout has reviewed and the overall valuation of Cooltech. (emphasis added)”.

Stout was also not provided with pro forma consolidated financial information from which it could rely upon for indebtedness of Cooltech and OneClick. Instead, Stout’s analysis, which required assumptions regarding the debt of the combined company, was based on (1) the unaudited balance sheet for Cooltech as of June 30, 2017, which showed $2.3 million of existing Cooltech indebtedness and (2) a term sheet related to Cooltech’s proposed acquisition of OneClick, which contemplates the assumption of an additional $8.9 million by Cooltech. The

Ms. Amanda Ravitz

October 30, 2017

final two sentences of the penultimate paragraph on page 49 of the Registration Statement, which are restated below for reference, articulate the qualification required as a result of these assumptions:

“Without limiting the generality of the foregoing, in rendering its opinions, Stout has assumed that the indebtedness reflected on any such pro forma consolidated balance sheet of Cooltech will not exceed the sum of (a) $2.3 million of existing indebtedness as of June 30, 2017 plus (b) $8.9 million of indebtedness incurred in connection with the acquisition of OneClick. Stout further assumed that Cooltech on a pro forma basis and upon consummation of the transactions will have sufficient working capital.”

Stout was not provided with any additional information regarding the indebtedness of Cooltech or OneClick as of June 30, 2017 and its analysis assumes that any additional indebtedness beyond the amounts set forth in the information available to Stout would not be material. Per the qualification in Stout’s opinion, and as described in the penultimate paragraph on page 49 of the Registration Statement, should the pro forma consolidated indebtedness of Cooltech and OneClick differ materially from these amounts, it could have a material impact on Stout’s analysis and opinion.

Summary of Valuation Analyses, page 50

8.	We note your disclosure that Stout performed a variety of analyses, including those described in your proxy statement/prospectus. Please revise to describe all material analyses it performed. If there were any analyses that did not support the fairness opinions, please include appropriate disclosure.

Response: In response to the Staff’s comment, the summary of the valuation analysis under the section heading “Summary of Valuation Analysis” on page 50 of the Amendment includes all of the material analyses and methodologies performed by Stout. No other analyses that Stout performed were material to Stout’s conclusion or the content of its opinion. All of Stout’s analyses supported the fairness opinions that were rendered.

Treatment of Cooltech Capital Stock in the Merger, page 68

9.	Please disclose why the merger consideration will be allocated as described in clauses (i) and (ii) of this paragraph and not pro rata among all security holders of Cooltech. If there are any risks under Cooltech’s organizational documents or its governing state law from the non-pro rata distribution that you disclose, please include appropriate disclosure in your proxy statement/prospectus. Please also revise to explain how this aspect of the transaction was negotiated among the parties and how the parties considered this structure in deciding to approve and recommend the transaction.

Response: In response to the Staff’s comment, the disclosure in “Treatment of Cooltech Capital Stock in the Merger” on page 68 of the Amendment has been revised to describe why the merger consideration is not being allocated on a pro-rata basis among all of Cooltech’s security

Ms. Amanda Ravitz

October 30, 2017

holders. The disclosure has also been expanded to include how this structure was negotiated, as well as what was considered in deciding to approve and recommend the transaction in accordance with the Staff’s comment.

10.	We note your disclosure on page 91 that after consummation of the merger, Cooltech stockholders will own 69,375,000 shares of InfoSonic’s common stock and warrants to receive an additional 6,875,000 shares upon exercise of the warrants. In an appropriate location in your proxy statement/prospectus, please explain how the Cooltech stockholders will own more than the 62,500,000 shares being offered as merger consideration. For example, if the Cooltech stockholders are the only investors in the public and private offerings described in your proxy statement/prospectus, please make that clear.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amendment concerning the amount of shares Cooltech’s shareholders will hold after the merger by including the assumption that Cooltech shareholders have purchased all shares and warrants issued by InfoSonics in the Public Offering and will purchase all shares and warrants issued by InfoSonics in the Private Placement (as defined and discussed in the Amendment). In addition, the share amounts in the Amendment have been revised for the 1 for 5 reverse stock split effected by the Company on October 10, 2017.

Proposal 3, page 79

11.	Please revise to clarify the order in which each of your proposals will occur and, if that order impacts any of your other proposals, revise your disclosure accordingly. We note, for example, the table on page 84 does not appear to include the increase to your authorized shares. Ensure your revisions also address any changes to the relative proportions to be owned after the merger and related transactions, the number of securities to be issued in those transactions and any benefit to related parties of the registrant and Cooltech.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Amendment to clarify that the Company effected a reverse stock split on October 10, 2017 which did not require a shareholder vote as further detailed in our response to comment number 12 below. Additionally, we have clarified in the Amendment that the Merger Proposal is conditioned on the approval of the Authorized Shares Increase Proposal, as set forth in the Merger Agreement.

Proposal 4 – The Reverse Split Proposal, page 81

12.	It appears from press releases that you recently effected a reverse stock split. If so, update your disclosure accordingly. Also, the disclosure in this section indicates that shareholder approval is needed to implement the reverse split but such approval has not yet been obtained. Therefore, please clarify how you implemented the reverse split without shareholder approval.

Ms. Amanda Ravitz

October 30, 2017

Response: In response to the Staff’s comment, under Section 2-309 of the Maryland General Corporation Law, a Maryland corporation can conduct a reverse stock split by combining issued shares into a smaller number with a corresponding increase in the par value per share, which does not require stockholder approval, so long as the split is (i) effected by a corporation with a class of equity securities registered under the Securities Exchange Act of 1934; (ii) approved by a majority of the board; and (iii) the ratio is not more than a 1-for-10. The Company effected the reverse stock split on October 10, 2017 without shareholder pursuant to these provisions; however, shareholder approval is being sought for a potentially larger than one-for-ten reverse stock split in the future, if necessary in order to qualify for the Nasdaq new listing requirements.

Unaudited Pro Forma Condensed Combined Financial Statements, page 91

Note 1. Basis of Presentation, page 95

13.	You disclose that the impact of the acquisition of OneClick is not reflected in the pro forma financial information since the acquisition has not closed. Please tell how your conclusion considers Rule 8-05 of Regulation S-X, which provides that pro forma financial information should be furnished when a significant business combination has occurred or is probable.

Response: In response to the Staff’s comment, see the Company’s response to Comment 2 above. The Company and Cooltech agree that Regulation S-X requires that the Registration Statement include pro forma financial information reflecting the OneClick acquisitions. Cooltech is separately seeking a waiver from the need to file certain OneClick financial statements (and include such financial information in any pro formas) and will provide the pro forma financial information in an amendment to the Registration Statement upon resolution of the waiver process.

Note 2. Merger Consideration and Bargain Purchase, page 95

14.	Explain to us how measurement of the consideration transferred is consistent with the guidance in ASC 805-40-30-2 and Case A of Example 1 at ASC 805-40-55. Also, reconcile the measurement of the consideration transferred with the disclosure on page 91 indicating that the transaction is valued at approximately $27.75 million. Similarly clarify your disclosure.

Response: Pre-reverse stock split, the Merger involves the issuance by InfoSonics of 62,500,000 shares of its common stock in exchange for all of the outstanding stock of Cooltech. The Merger was preceded by the sale of 2,500,000 shares in a public offering. There were a total of 14,388,728 shares of InfoSonics common stock outstanding before the sale of shares in the public offering, resulting in 16,888,728 shares including the new shares outstanding immediately before the Merger. Contingent on the Merger and receipt of approval from the Company’s stockholders, the Company also agreed to sell an additional 4,375,000 shares in a private placement to current shareholders of Cooltech; provided, however, the determination of

Ms. Amanda Ravitz

October 30, 2017

the accounting consideration for the Merger was based solely on the 62,500,000 shares to be issued.

As indicated in ASC 805-40-30-2, the Merger is a reverse acquisition in which Cooltech is the accounting acquirer and InfoSonics is the accounting acquiree. Consistent with this concept, Cooltech is not issuing consideration to acquire InfoSonics and InfoSonics is issuing its common stock to the owners of Cooltech as consideration in the Merger. The measurement of the consideration transferred by Cooltech for its interest in InfoSonics is based on the fair value of the equity interest that Cooltech would have had to issue to give the InfoSonics shareholders the same percentage equity interest in the combined company. As such, this consideration would be the fair value of 25.39% of the combined company calculated as 21,263,728 shares held by InfoSonics shareholders prior to the Merger divided by 83,763,728 shares outstanding after the Merger.

In order to determine the fair value of that percentage interest, we followed the guidance set forth in ASC 805-30-30-2 through 30-3 which states that in a reverse acquisition involving only the exchange of equity, the fair value of the equity of the accounting acquiree may be used to measure consideration transferred if the value of the accounting acquiree’s equity interests are more reliably measurable than the value of the accounting acquirer’s equity interest. This is the case in the Merger because Cooltech is a private company whose value is difficult to measure, while InfoSonics is a public company with a quoted and reliable market price. Therefore, the fair value of the consideration to be given by Cooltech in the Merger was calculated by multiplying the 21,263,728 shares by the $0.40/per share price of InfoSonics common stock to yield $8,505,491.

The disclosure on page 91 of the Registration Statement stating that the shares held by Cooltech shareholders after the Merger would be valued at $27.75 million is an aggregate value for not only the 62,500,000 shares issued to affect the merger, but also the 2,500,000 shares from the public offering and the 4,375,000 shares in the private placement (not taking into effect the reverse stock split). We have clarified the disclosure on page 91 of the Amendment to state that the Merger alone is valued at $25.0 million, and that the public offering and the private placement are valued at $1.0 million and $1.75 million, respectively.

15.	Please revise to include a description of the underlying reasons why you believe the transaction results in a bargain purchase gain.

Response: As stated in on page 95 of the Amendment and as discussed in response to Comment 14 above, the consideration provided by Cooltech for accounting purposes to acquire InfoSonics is $8.5 million. In exchange for the consideration, Cooltech will receive the net assets of InfoSonics valued at approximately $12.5 million as of June 30, 2017. ASC 805-30-25-2 indicates that a bargain purchase occurs if the acquisition date amounts of the identifiable net assets acquired, excluding goodwill, exceed the sum of (1) the value of consideration transferred, (2) the value of any non-controlling interest in the acquiree, and (3) the fair value of any previously held equity interest in the acquiree. The standard requires recognition of a gain

Ms. Amanda Ravitz

October 30, 2017

for such a bargain purchase and states that it represents an economic gain that should be immediately recognized by the acquirer in earnings.

In order to provide more clarity on the bargain purchase gain, below is the detail of the calculation used:

Purchase price allocation
InfoSonics reported shareholders’ equity at 6/30/17	$9,245,645
Add: Shelf + PIPE offerings, net of expenses	2,700,000
Less: Estimated merger expenses	(1,686,506)
Add: retained Other Comprehensive Loss (“OCL”)	2,199,148

InfoSonics pre-merger net book value without OCL	12,458,287
Consideration given	8,505,491

Bargain purchase element	$3,952,796

We have revised the disclosure in Note 2 to the unaudited pro forma condensed combined financial information of the Amendment to provide a more detailed explanation as noted above.

Cooltech’s Business, page 98

16.	We note your disclosure on page 106 that Cooltech’s cash requirements will increase due to the expansion of its retail business. Please include a brief description of the current retail business conducted by Cooltech.

Response: In response to the Staff’s comment, at the time the Registration Statement was filed, Cooltech did not operate in the retail business. Since then, the anticipated OneClick acquisition has closed, and the disclosure in “Cooltech’s Business” on page 98 has been revised to include a description of the now-current retail business conducted by Cooltech. In addition, the disclosure in “Liquidity and Capital Resources” on page 106 has been revised to clarify that Cooltech’s cash requirements will continue to increase due to the growth of its distribution business and its entry into the retail business as a result of its acquisition of OneClick.

17.	While your disclosure here refers to numerous manufacturers of the products you distribute, it appears from your disclosure on pages 104-105 that sales of Apple products caused significant changes in your results of operations. Please revise to clarify the extent to which you depend on sales of Apple products.

Response: In response to the Staff’s comment, the disclosure in “Cooltech’s Business” on page 98 has been revised to clarify the extent to which Cooltech depends on the sale of Apple products.

OneClick Acquisition, page 99

Ms. Amanda Ravitz

October 30, 2017

18.	Provide a brief description of the business intended to be done by OneClick. Include disclosure regarding the extent to which the business of OneClick overlaps with the business you currently conduct. We note, in this regard, disclosure on pages 104-105 regarding the extent to which Apple products impacted your historical results of operations and information on your Web site indicating that OneClick’s business specializes in Apple products.

Response: In response to the Staff’s comment, the disclosure in “OneClick Acquisition” on page 99 has been revised to include a brief description of the business intended to be done by OneClick. In addition, the disclosure has been expanded to describe the extent to which the business of OneClick complements the current business conducted by Cooltech in accordance with the Staff’s comment.

Recent Developments, page 103

19.	Please revise to clarify the expected impact on your business, operations and financial condition, including cash requirements, resulting from the pending acquisition of OneClick.

Response: In response to the Staff’s comment, the disclosure in “Recent Developments” on page 103 has been revised to discuss the expected impact on Cooltech’s business, operations and financial condition, including any cash requirements resulting from the acquisition of OneClick.

Related Party Transactions of Cooltech’s Management, page 110

20.	Please revise to clarify the nature and amount of the “substantial interest” related to the acquisition of OneClick and the related parties to whom you refer.

Response: In response to the Staff’s comment, the disclosure in “Related Party Transactions of Cooltech’s Management” on page 110 has been revised.

Security Ownership…, page 113

21.	Please expand your disclosure here and on page 114 to disclose the effect of the transaction, and all related transactions, such as the non-public offering referenced on page 77, on the information you currently present in these tables.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 113 and 114 of the Amendment.

Preferred Stock, page 115

22.	The disclosure in the last two paragraphs of this section makes it appear that the terms of the preferred stock that you are offering in your proxy statement/prospectus are not known. Please revise or advise.

Ms. Amanda Ravitz

October 30, 2017

Response: In response to the Staff’s comment, the Company has revised the disclosure in the above referenced sections. For further clarification, the section entitled “Preferred Stock” discusses the general “blank check” preferred stock that the Company’s board of directors is authorized to create and issue pursuant to the Company’s Articles of Incorporation. The section entitled “0% Series A Convertible Preferred Stock” discusses the specifically created series of preferred stock to be issued in connection with the Merger, as necessary.

0% Series A Convertible Preferred Stock, page 116

23.	Reconcile your disclosure about the convertibility of the preferred stock in the fourth paragraph of this section with terms of the preferred stock in paragraph (e) on page E-5 of your proxy statement/prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure in paragraph (e) on page E-5 of the Amendment.

Information Incorporated by Reference, page 154

24.	The aggregate market value of your common equity held by non-affiliates appears to be below the minimum public float requirements of General Instruction I.B.1 of Form S-3. As such, it appears you are not eligible to incorporate information by reference. It also appears that Cooltech may not be eligible to incorporate by reference. We note, for example, the Form 8-K filed August 3, 2017. Amend your registration statement to include the required information within the filing, or advise.

Response: The Company acknowledges and agrees with the Staff’s comment. Accordingly, the Company has amended the Registration Statement to include the required information for InfoSonics pursuant to Item 14 of Form S-4 per General Instruction B.1.c of Form S-4.

* * * *

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (310) 788-3268. Thank you again for your time and consideration.

Respectfully submitted,
By:	/s/ David Katz
David Katz

cc:	Vernon A. LoForti (InfoSonics Corporation)